Exhibit G

Calculation of the Ratio of Earnings to Fixed Charges
($000)

	Years Ended December 31,					Nine Months Ended September 30,
	2001	2002	2003	2004	2005	2006
(Loss) earnings before income taxes and fixed charges from continuing operations:
Loss before income taxes from continuing operations	$(114,542)	$(36,381)	$(35,180)	$(23,411)	$(2,936)	$(13,346)
Fixed charges excluding capitalized interest	1,410	894	3,206	5,587	9,695	4,034
Amortization of previously capitalized interest	—	—	—	—	—	—
(Loss) earnings before income taxes and fixed charges from continuing operations	$(113,132)	$(35,487)	$(31,974)	$(17,824)	$6,759	$(9,312)

Fixed Charges:
Interest and amortization of debt expense	$1,178	$762	$3,083	$5,474	$9,546	$3,947
Interest factor attributable to rentals	232	132	123	113	149	87
Preferred dividends of subsidiaries	—	—	—	—	—	—
Capitalized interest	—	—	—	—	—	—
Total Fixed charges	$1,410	$894	$3,206	$5,587	$9,695	$4,034

Ratio of earnings to fixed charges	—	—	—	—	0.70	—

Deficiency in earnings necessary to cover fixed charges	$(114,542)	$(36,381)	$(35,180)	$(23,411)	$(2,936)	$(13,346)